[redacted]

09059576

BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARITER SECURITIES, ~~LLC~~ INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 CARRETERA, #2
(No. and Street)

GUAYNABO (City) PUERTO RICO (State) 00966 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCISCO RIVERA 787-781-2555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUTCHINSON AND BLOODGOOD LLP
(Name – *if individual, state last, first, middle name*)

17 ASPEN WAY (Address) WATSONVILLE (City) CA (State) 95076 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 4 2009

Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRAULIO NIEVES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARITER SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANA MARIA BIGAS KENNERLEY ABOGADA-NOTARIO

Aff. Num.: 521

Signature

Secretary and Treasury

Title

Ana Maria Bigas Kennerley

Notary Public

Sworn and subscribed to before me by Braulio Nieves, of legal age, single, Secretary and Treasury of----- Pariter Securities, LLC and resident of San Juan,--- Puerto Rico, who I personally know. At, Guaynabo,-- Puerto Rico, this 3rd day of March, 2009.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report

To the Board of Directors
Pariter Securities, LLC
Guaynabo, Puerto Rico

We have audited the accompanying statement of financial condition of Pariter Securities, LLC (a single-member limited liability company) as of December 31, 2008, and the related statements of income, member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pariter Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hutchinson and Bloodgood LLP

March 2, 2009
Watsonville, California

PARITER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	35,359
Other receivable		1,750
Prepaid expenses		33
Total current assets		37,142
OTHER ASSETS		
Goodwill		50,000
	$	87,142

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	11,241
MEMBER'S EQUITY		
Member's equity		1,100
Additional paid-in capital		98,651
Accumulated deficit		(23,850)
		75,901
	$	87,142

The notes to financial statements are an integral part of this statement.

PARITER SECURITIES, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

Revenue	$	2,678
Operating expense		23,738
Operating loss		(21,060)
Provision for income taxes		800
Net loss	$	(21,860)

The notes to financial statements are an integral part of this statment.

PARITER SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2008

	Common Stock/Equity Shares	Common Stock/Equity Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, 12/31/07	1,000,000	$ 1,000	$ 24,625	$ (1,990)	$ 23,635
Capital contributions		100	168,065		168,165
Distributions			(94,039)		(94,039)
Net loss				(21,860)	(21,860)
Balances, 12/31/08	1,000,000	$ 1,100	$ 98,651	$ (23,850)	$ 75,901

The notes to financial statements are an integral part of this statement.

PARITER SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$	2,678
Cash paid for operations		(14,320)
Income taxes paid		(800)
Net cash used by operating activities		(12,442)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchase of stock		(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from members		168,165
Cash distributions to members		(94,039)
Net cash provided by financing activities		74,126
Net increase in cash and cash equivalents		11,684
CASH AND CASH EQUIVALENTS, BEGINNING		23,675
CASH AND CASH EQUIVALENTS, ENDING	$	35,359

RECONCILIATION OF NET LOSS TO NET CASH USED BY OPERATING ACTIVITIES

Net loss	$	(21,860)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in other receivable		(1,750)
Increase in prepaid expense		(33)
Increase in accounts payable		11,201
Net cash used by operating activities	$	(12,442)

The notes to financial statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2008

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pariter Securities, LLC (the Company) was formed on March 11, 2008. On August 12, 2008, the Company acquired 100% of the outstanding stock of Alpha PRD, Inc, and began operating under their broker/dealer license issued by the National Association of Securities Dealers.

Accounting Policies

Use of Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financials statements include the accounts of Pariter Securities, LLC and its wholly owned subsidiary, Alpha PRD, Inc. There were no intercompany transactions requiring elimination during year ended December 31, 2008.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Goodwill

The excess cost over the book value created on the purchase of a company is shown as goodwill in accordance with generally accepted accounting principles. In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is annually tested for impairment. If goodwill is impaired, an impairment loss will be recognized and charged against earnings in the year in which the goodwill becomes impaired. There was no impairment for the year ended December 31, 2008. For tax purposes goodwill is to be amortized over an estimated useful life of 15 years.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is treated as a limited liability company for tax purposes. Accordingly, income taxes on net earnings are paid personally by the member.

New Accounting Pronouncements

Fin 48

In June 2006, the Financial Accounting Standards Board issued FIN 48, "Accounting for Uncertainty in Income Taxes" (the "Interpretation"). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB 109, "Accounting for Income Taxes" by defining a criterion that an individual tax position must be met for any part of the benefit to be recognized in the financial statements. The Interpretation is effective for fiscal years beginning after December 15, 2008.

The provisions of FIN 48 are effective for the Company beginning January 1, 2009. The Company has not yet determined the impact of the recognition and measurement provisions of FIN 48 on its existing tax positions. Upon adoption, the cumulative effect of applying the provisions of FIN 48, if any, shall be reported as an adjustment to the opening balance of retained earnings.

FASB 157

On September 30, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). This new standard provides guidance for using fair value to measure assets and liabilities as required by other accounting standards. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of SAS 157 did not have an impact on the Company's operating results or financial position.

Note 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB 159

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of SAS 159 did not have an impact on the Company's operating results or financial position.

Note 2. PROVISION FOR INCOME TAXES

Components of the provision for income tax expense for the year ended December 31, 2008 are as follows:

California franchise tax at statutory rates, Alpha PRD, Inc.	$ 800

Note 3. BUSINESS PURCHASE

In August 2008, the Company purchased 100% of the common stock of Alpha PRD, Inc. There were 1,000,000 shares issued and outstanding at the time of purchase. The purchase method was used to account for the acquisition. The purchase price of $50,000 represents goodwill, there were no other assets purchased or liabilities assumed. The purchase price was determined based on estimated fair market value.

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.67% of aggregate indebtedness.

As of December 31, 2008, the Company had a net capital of $25,868, which was $20,868 in excess of its required net capital of $5,000.

Note 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to paragraph (k) (2) (i) of Rule 15c3-3.

Note 6. POSSESSION OR CONTROL REQUIREMENTS

The Company is exempt from submitting the Schedule of Information Relating to the Possession or Control Requirements under paragraph (k) (2) (i) of Rule 15c3-3.

PARITER SECURITIES, LLC

SCHEDULE I - REVENUE, OPERATING EXPENSE, AND OPERATING LOSS
December 31, 2008

	Amount	% of Revenue
REVENUE		
Contract income	$ 2,678	100.00%
OPERATING EXPENSE		
Legal and professional fees	6,405	239.17%
Regulatory fees	17,153	640.52%
Other operating expenses	180	6.72%
	23,738	886.41%
OPERATING LOSS	$ (21,060)	-786.41%

PARITER SECURITIES, LLC

SCHEDULE II - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
Year Ended December 31, 2008

NET CAPITAL		
Total member's equity	$	75,901
Less unallowable assets		(50,033)
	$	25,868
AGGREGATE INDEBTEDNESS		
Total liabilities	$	11,241
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital based on aggregate indebtedness (6.67% of aggregate indebtedness)	$	750
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
RECONCILIATION TO FORM X-17A-5		
Net capital as reported in Form X-17A-5 (Unaudited)	$	22,368
Audit adjustments		3,500
Net capital per above	$	25,868

PARITER SECURITIES, LLC

SCHEDULE III - COMBINING STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2008

	Pariter Securities, LLC	Alpha PRD, Inc.	Eliminating and Adjusting	Combined
CURRENT ASSETS:				
Cash and cash equivalents	$ 35,359	$ --	$ --	$ 35,359
Other receivable	1,750			1,750
Prepaid expenses	33			33
OTHER ASSETS:				
Goodwill	50,000			50,000
	$ 87,142	$ --	$ --	$ 87,142
CURRENT LIABILITIES:				
Accounts Payable	$ 11,241	$ --	$ --	$ 11,241
EQUITY:				
Common stock		1,000		1,000
Member's equity	100			100
Additional paid-in capital	93,065	5,586		98,651
Accumulated deficit	(17,264)	(6,586)		(23,850)
	$ 87,142	$ --	$ --	$ 87,142

PARITER SECURITIES, LLC

SCHEDULE IV - COMBINING STATEMENT OF INCOME
Year Ended December 31, 2008

	Pariter Securities, LLC	Alpha PRD, Inc.	Eliminating and Adjusting	Combined
Revenue	$ --	$ 2,678	$ --	$ 2,678
Operating expense	17,264	6,474	--	23,738
Operating loss	(17,264)	(3,796)	--	(21,060)
Provision for income taxes	--	800	--	800
Net loss	$ (17,264)	$ (4,596)	$ --	$ (21,860)

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

17 Aspen Way
Watsonville, CA 95076
t 831.724.2441 f 831.761.2136
www.hbllp.com

Independent Auditors' Report on Internal Accounting Control

To the Board of Directors
Pariter Securities, LLC
Guaynabo, Puerto Rico

In planning and performing our audit of the financial statements of Pariter Securities, LLC for the year ended December 31, 2008 we considered its internal control structure and accounting system in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also performed a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures as defined in 17a-5(g) (ii), (iii) and (iv) followed by the Company, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Commission Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management and the Commission and should not be used for any other purpose.

Hutchinson and Bloodgood LLP

March 2, 2009

PARITER SECURITIES, ~~LLC~~ Inc

FINANCIAL REPORT

Year Ended December 31, 2008

TABLE OF CONTENTS

	Page
FACING PAGE AND OATH OR AFFIRMATION	1-2
INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income	5
Statement of Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
SUPPLEMENTARY INFORMATION	
Schedule I – Revenue, Operating Expense, and Operating Loss	12
Schedule II – Computation of Net Capital Pursuant to Rule 15c3-1	13
Schedule III – Combining Statement of Financial Condition	14
Schedule IV – Combining Statement of Income	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL	16-17